Exhibit 99.1

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai–400093, Maharashtra

STATEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE QUARTER ENDED JUNE 30, 2019

		(₹ in Crore except as stated)

		Quarter ended					Year ended
S. No.	Particulars	30.06.2019 (Unaudited)		31.03.2019 (Audited) (Refer Note 2)	30.06.2018 (Unaudited)		31.03.2019 (Audited)
1	Revenue from operations	21,167		23,092	21,942		90,901
2	Other operating income	207		376	264		1,147
3	Other income	380		1,628	418		4,018

	Total Income	21,754		25,096	22,624		96,066

4	Expenses
a)	Cost of materials consumed	5,548		6,538	5,115		25,490
b)	Purchases of stock-in-trade	0		6	308		588
c)	Changes in inventories of finished goods, work-in-progress and stock-in-trade	(214)		222	398		72
d)	Power & fuel charges	4,584		4,334	4,107		18,144
e)	Employee benefits expense	744		768	725		3,023
f)	Finance costs	1,341		1,401	1,452		5,689
g)	Depreciation, depletion and amortization expense	2,155		2,258	1,796		8,192
h)	Other expenses	5,514		5,465	5,363		21,628

5	Total expenses	19,672		20,992	19,264		82,826

6	Profit before exceptional items and tax	2,082		4,104	3,360		13,240

7	Net exceptional gain	—		—	—		320

8	Profit before tax	2,082		4,104	3,360		13,560

9	Tax expense:
a)	Net Current tax expense	615		679	669		2,677
b)	Net Deferred tax (benefit)/expense (Refer note 5)	(477)		207	443		1,073
	On Exceptional items
a)	Net Deferred tax expense	—		—	—		112

	Net tax expense	138		886	1,112		3,862

10	Profit after tax before share in profit of jointly controlled entities and associates and non-controlling interests	1,944		3,218	2,248		9,698

11	Add: Share in profit of jointly controlled entities and associates	0		0	0		0

12	Profit after share in profit of jointly controlled entities and associates (a)	1,944		3,218	2,248		9,698

13	Other Comprehensive Income
i.	(a) Items that will not be reclassified to profit or loss	(25)		(48)	(35)		(85)
	(b) Tax benefit on items that will not be reclassified to profit or loss	1		5	6		25
ii.	(a) Items that will be reclassified to profit or loss	62		(389)	703		516
	(b) Tax (expense)/benefit on items that will be reclassified to profit or loss	(21)		33	(30)		1

	Total Other Comprehensive Income (b)	17		(399)	644		457

14	Total Comprehensive Income (a + b)	1,961		2,819	2,892		10,155

15	Profit attributable to:
a)	Owners of Vedanta Limited	1,351		2,615	1,533		7,065
b)	Non-controlling interests	593		603	715		2,633

16	Other comprehensive income attributable to:
a)	Owners of Vedanta Limited	4		(379)	702		585
b)	Non-controlling interests	13		(20)	(58)		(128)

17	Total comprehensive income attributable to:
a)	Owners of Vedanta Limited	1,355		2,236	2,235		7,650
b)	Non-controlling interests	606		583	657		2,505

18	Net profit after taxes, non-controlling interests and share in profit of jointly controlled entities and associates but before exceptional items	1,351		2,615	1,533		6,857

19	Paid-up equity share capital (Face value of ₹1 each)	372		372	372		372
20	Reserves excluding Revaluation Reserves as per balance sheet						61,925
21	Earnings per share after exceptional items (₹) (*not annualised)
	-Basic	3.65	*	7.06 *	4.13	*	19.07
	-Diluted	3.63	*	7.04 *	4.12	*	18.98
22	Earnings per share before exceptional items (₹) (*not annualised)
	-Basic	3.65	*	7.06 *	4.13	*	18.50
	-Diluted	3.63	*	7.04 *	4.12	*	18.43

		(₹ in Crore)

		Quarter ended			Year ended
S. No.	Segment Information	30.06.2019 (Unaudited)	31.03.2019 (Audited) (Refer Note 2)	30.06.2018 (Unaudited)	31.03.2019 (Audited)
1	Segment Revenue
a)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	4,295	4,610	4,655	18,088
	(ii) Silver - India	576	744	547	2,568

	Total	4,871	5,354	5,202	20,656
b)	Zinc - International	824	1,002	573	2,738
c)	Oil & Gas	3,131	3,175	3,219	13,223
d)	Aluminium	6,834	6,547	7,288	29,229
e)	Copper	1,777	2,803	2,797	10,739
f)	Iron Ore	797	853	787	2,911
g)	Power	1,703	1,593	1,590	6,524
h)	Others	1,254	1,783	515	5,023

	Total	21,191	23,110	21,971	91,043

Less:	Inter Segment Revenue	24	18	29	142

	Revenue from operations	21,167	23,092	21,942	90,901

2	Segment Results
	[Profit / (loss) before tax and interest]
a)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	1,397	1,586	1,886	6,512
	(ii) Silver - India	500	638	473	2,207

	Total	1,897	2,224	2,359	8,719
b)	Zinc - International	(10)	233	26	269
c)	Oil & Gas	1,178	1,183	1,278	5,164
d)	Aluminium	(252)	(123)	779	399
e)	Copper	(115)	(122)	(155)	(438)
f)	Iron Ore	90	208	125	474
g)	Power	222	197	283	832
h)	Others	73	319	1	584

	Total	3,083	4,119	4,696	16,003

Less:	Finance costs	1,341	1,401	1,452	5,689
Add:	Other unallocable income net off expenses	340	1,386	116	2,926

	Profit before exceptional items and tax	2,082	4,104	3,360	13,240

Add:	Net exceptional gain	—	—	—	320

	Profit before tax	2,082	4,104	3,360	13,560

		(₹ in Crore)

		Quarter ended			Year ended
S. No.	Segment Information	30.06.2019 (Unaudited)	31.03.2019 (Audited) (Refer Note 2)	30.06.2018 (Unaudited)	31.03.2019 (Audited)
3	Segment assets
a)	Zinc, Lead and Silver - India	20,484	19,884	18,957	19,884
b)	Zinc - International	6,116	6,034	5,425	6,034
c)	Oil & Gas	30,763	28,519	26,761	28,519
d)	Aluminium	56,847	58,422	56,582	58,422
e)	Copper	8,541	8,347	9,117	8,347
f)	Iron Ore	3,131	3,122	3,211	3,122
g)	Power	19,904	19,573	20,797	19,573
h)	Others	9,192	8,844	8,442	8,844
i)	Unallocated	40,098	49,298	44,173	49,298

	Total	195,076	202,043	193,465	202,043

4	Segment liabilities
a)	Zinc, Lead and Silver - India	5,531	6,155	4,864	6,155
b)	Zinc - International	1,184	1,361	978	1,361
c)	Oil & Gas	11,936	9,851	7,939	9,851
d)	Aluminium	20,215	23,062	16,256	23,062
e)	Copper	4,117	4,163	5,153	4,163
f)	Iron Ore	1,275	1,367	1,452	1,367
g)	Power	2,021	2,045	2,067	2,045
h)	Others	1,562	1,463	1,040	1,463
i)	Unallocated	67,727	75,052	71,542	75,052

	Total	115,568	124,519	111,291	124,519

The main business segments are:

(a) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate

(b) Oil & Gas which consists of exploration, development and production of oil and gas

(c) Aluminium which consist of mining of bauxite and manufacturing of alumina and various aluminium products

(d) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (Refer note 4)

(e) Iron ore which consists of mining of ore and manufacturing of pig iron and metallurgical coke

(f) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and

(g) Other business segment comprises of port/berth, glass substrate and steel. The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

Additional intra segment information of revenues and results for the Zinc, Lead and Silver segment have been provided to enhance understanding of segment business.

Notes:-

1	The above consolidated results of Vedanta Limited (“the Company”) and its subsidiaries, jointly controlled entities, and associates for the quarter ended June 30, 2019 have been reviewed by the Audit Committee at its meeting held on July 25, 2019 and approved by the Board of Directors at its meeting held on July 26, 2019. The statutory auditors have carried out limited review of the same.

2	The figures for the quarter ended March 31, 2019 are the balancing figures between audited figures for the full financial year ended March 31, 2019 and unaudited figures for the nine months ended December 31, 2018.

3	In December 2018, as part of its cash management activities, Cairn India Holdings Limited (CIHL), a wholly owned foreign subsidiary of the Company, had purchased an economic interest in a structured investment in Anglo American PLC from its ultimate parent, Volcan Investments Limited (“Volcan”) for a total consideration of GBP 428 million (₹ 3,812 Crore). Thereafter, the investment performed positively and CIHL liquidated these investments in July 2019. Total gain on this instrument from the date of its purchase amounted to GBP 80 million (₹ 746 Crore including associated exchange differences) and the difference between the same and the unrealized gain upto March 31, 2019 of GBP 99 million (₹ 924 Crore including associated exchange differences) amounting to GBP 19 million (₹ 178 Crore) has been accounted for in the current quarter’s results.

4	The Company’s application for renewal of Consent to Operate (CTO) for existing copper smelter was rejected by Tamil Nadu Pollution Control Board (TNPCB) in April 2018. Subsequently the Government of Tamil Nadu issued directions to close and seal the existing copper smelter plant permanently. Principal Bench of National Green Tribunal (NGT) ruled in favour of the Company but the same was set aside by the Supreme Court vide its judgment dated February 18, 2019 on the basis of maintainability alone. Vedanta Limited has filed a writ petition before Madras High Court challenging various orders passed against the Company, the final hearing of the matter has commenced from June 27, 2019.

Further, the High Court of Madras in a Public Interest Litigation held that the application for renewal of the Environmental Clearance (EC) for the Expansion Project shall be processed after a mandatory public hearing and in the interim ordered the Company to cease construction and all other activities on the site with immediate effect. However, in the meanwhile, SIPCOT cancelled the land allotted for the proposed Expansion Project, which was later stayed by the order of Madras High Court and TNPCB issued order directing the withdrawal of the Consent to Establish (CTE) which was valid till March 31, 2023. The Company has also filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB and the same is scheduled for hearing on July 31, 2019.

As per the Company’s assessment, it is in compliance with the applicable regulations and hence does not expect any material adjustments to these financial results as a consequence of the above actions.

5	Net deferred tax benefit for the quarter ended June 30, 2019 includes a deferred tax credit of ₹ 419 Crore representing recognition of past unrecognised deferred tax assets with respect to Electrosteel Steels Limited (ESL), a subsidiary of the Company. The same has been recognized based on the assessment of ESL’s future profitability supported by business performance over the last one year.

6	Effective April 01, 2019, the Group has adopted Ind AS 116 Leases under the modified retrospective approach without adjustment of comparatives. The Standard is applied to contracts that remain in force as at April 01, 2019. The application of the Standard did not have any significant impact on the retained earnings as at April 01, 2019 and financial results for the current quarter.

7	Previous period/year figures have been re-grouped/ rearranged, wherever necessary.

By Order of the Board

Place : Mumbai	Srinivasan Venkatakrishnan
Dated : July 26, 2019	Whole -Time Director and Chief Executive Officer

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai–400093, Maharashtra

STATEMENT OF UNAUDITED STANDALONE RESULTS FOR THE QUARTER ENDED JUNE 30, 2019

		(₹ in Crore except as stated)

		Quarter ended				Year ended
S.No.	Particulars	30.06.2019 (Unaudited)	31.03.2019 (Audited) (Refer Note 2)	30.06.2018 (Unaudited)		31.03.2019 (Audited)
1	Revenue from operations	8,522	9,099	9,571		38,098

2	Other operating income	95	157	119		546

3	Other income	190	193	107		6,152

	Total Income	8,807	9,449	9,797		44,796

4	Expenses

a)	Cost of materials consumed	3,077	4,063	3,026		15,508

b)	Purchases of Stock-in-Trade	0	1	308		505

c)	Changes in inventories of finished goods, work-in-progress and stock - in- trade	212	(124)	506		307

d)	Power & fuel charges	2,131	2,223	2,028		9,179

e)	Employee benefits expense	231	227	205		862

f)	Finance costs	881	885	1,002		3,757

g)	Depreciation, depletion and amortization expense	794	766	784		3,243

h)	Other expenses	1,974	1,602	1,738		6,812

	Total expenses	9,300	9,643	9,597		40,173

5	(Loss)/Profit before exceptional items and tax	(493)	(194)	200		4,623

6	Net exceptional gain	—	—	52		324

7	(Loss)/Profit before tax	(493)	(194)	252		4,947

8	Tax expense/(benefit) on other than exceptional items:
a)	Net Current tax expense	—	3	—		5
b)	Net Deferred tax (benefit)/expense	(243)	(236)	122		(245)
	Tax expense on exceptional items :
a)	Net Deferred tax expense	—	—	—		112

	Net tax (benefit)/expense:	(243)	(233)	122		(128)

9	Net (Loss)/Profit after tax (a)	(250)	39	130		5,075

10	Net (Loss)/Profit after tax before exceptional items (net of tax)	(250)	39	78		4,863

11	Other Comprehensive Income
i.	(a) Items that will not be reclassified to profit or loss	(21)	(40)	(17)		(49)
	(b) Tax benefit/(expense) on items that will not be reclassified to profit or loss	0	2	—		1
ii.	(a) Items that will be reclassified to profit or loss	8	(131)	355		415
	(b) Tax (expense)/benefit on items that will be reclassified to profit or loss	(15)	16	42		50

	Total Other Comprehensive Income (b)	(28)	(153)	380		417

12	Total Comprehensive Income (a+b)	(278)	(114)	510		5,492

13	Paid-up equity share capital (Face value of ₹1 each)	372	372	372		372

14	Reserves excluding Revaluation Reserves as per balance sheet					77,508

15	(Loss)/Earnings per share after exceptional items (₹) (*not annualised)

	- Basic & Diluted	(0.67)*	0.10 *	0.35	*	13.65

16	(Loss)/Earnings per share before exceptional items (₹) (*not annualised)

	- Basic & Diluted	(0.67)*	0.10 *	0.21	*	13.08

					(₹ in Crore)

		Quarter ended			Year ended
S. No.	Segment Information	30.06.2019 (Unaudited)	31.03.2019 (Audited) (Refer Note 2)	30.06.2018 (Unaudited)	31.03.2019 (Audited)
1	Segment Revenue
a)	Oil & Gas	1,673	1,715	1,721	7,104
b)	Aluminium	5,022	4,302	5,377	21,000
c)	Copper	972	2,084	1,650	6,833
d)	Iron Ore	796	852	787	2,911
e)	Power	60	146	36	252

	Total	8,523	9,099	9,571	38,100

Less:	Inter Segment Revenue	1	—	—	2

	Revenue from operations	8,522	9,099	9,571	38,098

2	Segment Results
	[Profit / (loss) before tax and interest]
a)	Oil & Gas	627	626	619	2,588
b)	Aluminium	(228)	(66)	602	14
c)	Copper	(112)	(104)	(161)	(409)
d)	Iron Ore	104	214	144	523
e)	Power	(85)	(106)	(71)	(309)

	Total	306	564	1,133	2,407

Less:	Finance costs	881	885	1,002	3,757
Add:	Other unallocable income net off expenses	82	127	69	5,973

	(Loss)/Profit before exceptional items and tax	(493)	(194)	200	4,623

Add:	Net exceptional gain	—	—	52	324

	(Loss)/Profit before tax	(493)	(194)	252	4,947

3	Segment assets
a)	Oil & Gas	18,097	16,299	15,166	16,299
b)	Aluminium	43,494	45,101	43,988	45,101
c)	Copper	7,219	7,141	8,745	7,141
d)	Iron Ore	2,937	2,927	3,075	2,927
e)	Power	3,347	3,321	3,257	3,321
f)	Unallocated	72,063	76,078	73,653	76,078

	Total	147,157	150,867	147,884	150,867

4	Segment liabilities
a)	Oil & Gas	8,194	6,961	5,131	6,961
b)	Aluminium	15,183	17,499	12,056	17,499
c)	Copper	3,612	3,743	4,881	3,743
d)	Iron Ore	1,139	1,235	1,314	1,235
e)	Power	152	162	266	162
f)	Unallocated	41,254	43,387	44,398	43,387

	Total	69,534	72,987	68,046	72,987

The main business segments are :

(a) Oil & Gas which consists of exploration, development and production of oil and gas.

(b) Aluminium which consist of manufacturing of alumina and various aluminium products.

(c) Copper which consists of manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of sulphuric acid, phosphoric acid (Refer note 3).

(d) Iron ore which consists of mining of ore and manufacturing of pig iron and metallurgical coke.

(e) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power.

The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

Notes:-

1	The above results of Vedanta Limited (“the Company”), for the quarter ended June 30, 2019 have been reviewed by the Audit Committee at its meeting held on July 25, 2019 and approved by the Board of Directors at its meeting held on July 26, 2019. The statutory auditors have carried out limited review of the same.

2	The figures for the quarter ended March 31, 2019 are the balancing figures between audited figures for the full financial year ended March 31, 2019 and unaudited figures for the nine months ended December 31, 2018.

3	The Company’s application for renewal of Consent to Operate (CTO) for existing copper smelter was rejected by Tamil Nadu Pollution Control Board (TNPCB) in April 2018. Subsequently the Government of Tamil Nadu issued directions to close and seal the existing copper smelter plant permanently. Principal Bench of National Green Tribunal (NGT) ruled in favour of the Company but the same was set aside by the Supreme Court vide its judgment dated February 18, 2019 on the basis of maintainability alone. Vedanta Limited has filed a writ petition before Madras High Court challenging various orders passed against the Company, the final hearing of the matter has commenced from June 27, 2019.

Further, the High Court of Madras in a Public Interest Litigation held that the application for renewal of the Environmental Clearance (EC) for the Expansion Project shall be processed after a mandatory public hearing and in the interim ordered the Company to cease construction and all other activities on the site with immediate effect. However, in the meanwhile, SIPCOT cancelled the land allotted for the proposed Expansion Project, which was later stayed by the order of Madras High Court and TNPCB issued order directing the withdrawal of the Consent to Establish (CTE) which was valid till March 31, 2023. The Company has also filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB and the same is scheduled for hearing on July 31, 2019.

As per the Company’s assessment, it is in compliance with the applicable regulations and hence does not expect any material adjustments to these financial results as a consequence of the above actions.

4	Effective April 01, 2019, the Company has adopted Ind AS 116 Leases under the modified retrospective approach without adjustment of comparatives. The Standard is applied to contracts that remain in force as at April 01, 2019. The application of the Standard did not have any significant impact on the retained earnings as at April 01, 2019 and financial results for the current quarter.

5	Previous period/year figures have been re-grouped/rearranged, wherever necessary.

By order of the Board

Place : Mumbai	Srinivasan Venkatakrishnan
Dated : July 26, 2019	Whole -Time Director and Chief Executive Officer